Schedule B

Section II: Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings
Complete for each affirmative response to Item 13A, 13B, 14, or 15

A. Firm or organization name B. Business Address C. Individual Name & Business Address if different D. SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) E. Effective Date (MM/DD/YYYY) F. Termination Date (MM/DD/YYYY) G. Briefly describe the nature of the arrangement	Citigroup Global Markets Inc. 388 Greenwich St- Trading Floor 3 New York, NY 10013 NFA ID: 0002026 CIK: 315030 Effective Date: 12/6/2019 Termination Date: N/A Citigroup is an FCM that facilitates clearing and settling credit derivatives with ICE Clear Credit on behalf of Truist Bank.
A. Firm or organization name B. Business Address C. Individual Name & Business Address if different D. SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) E. Effective Date (MM/DD/YYYY) F. Termination Date (MM/DD/YYYY) G. Briefly describe the nature of the arrangement	ICE Clear Credit LLC 353 N Clark St. Chicago, IL 60654 CIK: 1559962 Effective Date: 12/6/2019 Termination Date: N/A Clearinghouse for credit derivatives via Citibank Global Markets.
A. Firm or organization name B. Business Address C. Individual Name & Business Address if different D. SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) E. Effective Date (MM/DD/YYYY) F. Termination Date (MM/DD/YYYY)	Bank of New York Mellon 240 Greenwich Street New York, NY 10286 LEI: HPFHU0OQ28E4N0NFVK49 CIK: 1390777 Effective Date: 12/6/2019

G. Briefly describe the nature of the arrangement	Termination Date: N/A Clears bonds via its Nexen platform to DTCC and custodies collateral on behalf of Truist Bank.

Item 14
   A. Firm or organization name
   B. Business Address
   C. Individual Name & Business Address if different
   D. SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)
   E. Effective Date (MM/DD/YYYY)
   F. Termination Date (MM/DD/YYYY)
   G. Briefly describe the nature of the arrangement
   H. For Item 14 only: if the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position, employer, job title, and dates of service).
	Truist Financial Corporation
	214 North Tryon Street
	Charlotte, NC 28202
	
	CIK: 92230
	LEI: 549300DRQQI75D2JP341
	NFA: 309153
	
	Effective date: 12/6/2019
	
	Truist Bank is a subsidiary of Truist Financial Corporation.
	
	Item H: N/A

Item 15
   A. Firm or organization name
   B. Business Address
   C. Individual Name & Business Address if different
   D. SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)
   E. Effective Date (MM/DD/YYYY)
   F. Termination Date (MM/DD/YYYY)
   G. Briefly describe the nature of the arrangement
	Truist Financial Corporation
	214 North Tryon Street
	Charlotte, NC 28202
	
	CIK: 92230
	LEI: 549300DRQQI75D2JP341
	NFA: 309153
	
	Effective date: 12/6/2019
	
	Truist Bank is a wholly owned subsidiary of Truist Financial Corporation.